Exhibit 6

SHAREHOLDER NOMINATION AND VOTING AGREEMENT

THIS SHAREHOLDER NOMINATION AND VOTING AGREEMENT (this “Agreement”) is made as of April 7, 2025 (the “Effective Date”), by and between:

1.	Hoche Partners Pharma Holding S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg with its registered office at 58, rue Charles Martel, L-2134 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B206416 (“Hoche”);

2.	Chemo Project S.A., a Swiss corporation (società anonima) with its registered office at Via Ferruccio Pelli 17, 6900 Lugano, Switzerland, (“Chemo”);

3.	Becaril S.A., a Uruguayan limited liability company (sociedad anónima) with its registered office at Paraguay 1246, Montevideo, Uruguay, (“Becaril” and collectively with Chemo, the “Chemo Investors”);

4.	Flying Fish Ventures L.P., a Canadian limited partnership with its registered office at Isidora Goyenechea 3642, piso 7, Las Condes, Santiago, Chile, (“Flying Fish Ventures”);

5.	Saint Thomas Commercial S.A., a Panamanian corporation (sociedad anónima) with its registered office at PH Arifa, Piso 9 and 10, Boulevard Oeste, Santa María Business District Panamá, Republic of Panama, (“ST Commercial”); and

6.	Santana S.A., a Chilean corporation sociedad anónima) with its registered office at Vicuña Mackenna 7255, of. 507, La Florida, RM, Chile, (“Santana” and together with Flying Fish Ventures and ST Commercial, the “Santana Investors”, and the Santana Investors collectively with the Chemo Investors, the “Investors” and each an “Investor”, and collectively with Hoche, the “Parties”).

RECITALS

WHEREAS, on November 29, 2024, the Company (as defined below) initiated a private offering of Ordinary Shares to accredited investors, as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in a transaction or series of transactions, exempt from registration under the Securities Act, which is being effectuated as of the Effective Date (the “Company Equity Offering”);

WHEREAS, in connection with the Company Equity Offering, the Company entered into (i) that certain subscription agreement by and between the Company and the Santana Investors and (ii) that certain subscription agreement by and between the Company and the Chemo Investors (the “Subscription Agreements”);

WHEREAS, in addition to the Company Equity Offering, the Company and Hoche entered into that certain Secured Convertible Note Subscription Agreement, dated as of November 29, 2024, as amended by Amendment No. 1 to the Secured Convertible Note Subscription Agreement, effective as of April 3, 2025 (the “Secured Convertible Notes Subscription Agreement”), pursuant to which Hoche subscribed for secured convertible notes issued by the Company (the “Secured Convertible Notes”);

WHEREAS, the Investors have elected to participate in the Company Equity Offering pursuant to the terms of the Subscription Agreements;

WHEREAS, upon the completion of the Company Equity Offering and the conversion of the Secured Convertible Notes into Ordinary Shares (as defined below) pursuant to the terms of the Secured Convertible Notes Subscription Agreement , the Parties will hold, collectively, the number of Ordinary Shares (as defined below) of Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg with its registered office at 9 rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B253360 (the “Company”), set forth on Schedule A which represent the shareholding percentage next to it as of the Effective Date;

WHEREAS, the Investors and Hoche deem it in their best interests and in the best interests of the Company to set forth in this Agreement their respective rights and obligations in connection with their investment in the Company;

WHEREAS, additionally: (i) the Parties, as shareholders of the Company, desire to vote their Ordinary Shares to propose for appointment, and vote in favor of, certain members of the Board in accordance with the terms of this Agreement and (ii) the Parties have agreed upon certain other matters as it relates to the voting of the Ordinary Shares held by them.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the parties hereto hereby agree as follows:

1.               Definitions. For purposes of this Agreement:

(a)                “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with, such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(b)                “Articles” means the amended and restated articles of association of the Company, as in effect as of the Effective Date, as same may be amended, restated, altered, or amended and restated from time to time.

(c)                “Change of Control” shall be deemed to have occurred if, after the Effective Date, (i) the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of securities representing more than 50% of the combined voting power of the Company is acquired by any “person” as defined in sections 13(d) and 14(d) of the Exchange Act (other than the Company, any subsidiary of the Company, or any trustee or other fiduciary holding securities under an employee benefit plan of the Company), (ii) the merger or consolidation of the Company with or into another corporation where the shareholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, shares representing in the aggregate 50% or more of the combined voting power of the securities of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any) in substantially the same proportion as their ownership of the Company immediately prior to such merger or consolidation, or (iii) the sale or other disposition of all or substantially all of the Company’s assets to an entity, other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned directly or indirectly by shareholders of the Company, immediately prior to the sale or disposition, in substantially the same proportion as their ownership of the Company immediately prior to such sale or disposition.

(d)                “General Meeting” means a general meeting of the shareholders of the Company, as such term is used in the Articles.

(e)                “Governmental Authority” means any sovereign government or any political subdivision thereof, whether federal, state, or municipal, any legislative or judicial body, or autonomous constitutional body and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

(f)                 “Independent Director” means a director who complies with the independence requirements for directors with respect to the Company (without reference to any applicable exemptions from such requirements, and without reference to any heightened requirements for service on the audit committee or compensation committee of the Board) for companies listed on any securities exchange on which the Ordinary Shares may be listed.

(g)                “Joinder Agreement” means a joinder agreement substantially in the form attached hereto as Schedule B, executed and delivered in accordance with Section 11.3.

(h)                “Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any order or decision of an applicable arbitrator or arbitration panel.

(i)                 “Lien” means any lien, charge, mortgage, pledge, easement, encumbrance, security interest, community interest, tenancy by the entirety claim, adverse claim, or any other title defect or restriction of any kind..

(j)                 “Ordinary Shares” means the ordinary shares of the Company, each having a nominal value of $0.01 per share.

(k)                “Person” means any individual, corporation (including not-for-profit), general or limited partnership, trust, limited liability company, joint venture, estate, association, organization or other entity.

(l)                 “Shareholder Director” means, individually, each of the Hoche Directors, the Chemo-Becaril Directors and the Santana Investors’ Directors.

(m)              “Shareholders” means Hoche, Chemo, Becaril, Flying Fish Ventures, ST Commercial, Santana and each other holder of Ordinary Shares of the Company that becomes a party to this Agreement by executing and delivering a Joinder Agreement to the other Parties hereto.

2.             Board Composition; Nomination Rights; Chairman of the Board.

2.1.	The Parties shall exercise reasonable best efforts, including by voting their Ordinary Shares, to cause the board of directors of the Company (the “Board”) to consist of seven (7) members to be nominated and appointed in accordance with the following provisions, subject to Section 8(f).

2.2.	In connection with any General Meeting at which directors are to be elected, or any adjournment or postponement thereof, the Parties shall exercise reasonable best efforts, including by voting their Ordinary Shares, to cause Hoche to have the right to propose for appointment or re-appointment, as the case may be, three (3) individuals as directors, who may continue to be: (i) Mr. Alejandro Weinstein, (ii) Mr. Nicolas Weinstein and (iii) Mr. Alberto Eguiguren Correa (each such director proposed for appointment by Hoche under this Section 2.2., a “Hoche Director”). Only if and to the extent required for the Board to always have a majority of its members qualify as Independent Directors, at least one (1) Hoche Director shall be an Independent Director.

2.3.	In connection with any General Meeting at which directors are to be elected, or any adjournment or postponement thereof, the Investors shall exercise reasonable best efforts, including by voting their Ordinary Shares, to cause each of Chemo and Becaril to have the right to propose for appointment one (1) individual as director each (the director proposed for appointment by Chemo under this Section 2.3., the “Chemo Director”, the director proposed for appointment by Becaril under this Section 2.3., the “Becaril Director”, and collectively the “Chemo-Becaril Directors”). Only if and to the extent required for the Board to have a majority of its members qualify as Independent Directors, at least one (1) of the Chemo-Becaril Directors shall be an Independent Director.

2.4.	In connection with any General Meeting at which directors are to be elected, or any adjournment or postponement thereof, the Investors shall exercise reasonable best efforts, including by voting their Ordinary Shares, to cause the Santana Investors to have the right to propose for appointment two (2) individuals as directors (each such director proposed for appointment by the Santana Investors under this Section 2.4., a “Santana Investors’ Director”, and collectively the “Santana Investors’ Directors”). Only if and to the extent required for the Board to always have a majority of its members qualify as Independent Directors, the Santana Investors’ Directors shall be Independent Directors.

2.5.	The Board shall appoint, from its members, the members of the audit committee of the Board (the “Audit Committee”), the compensation committee of the Board (the “Compensation Committee”), and the nominating committee of the Board (the “Nominating Committee”), each of which shall consist of three (3) members and shall include one (1) Hoche Director, one (1) Chemo-Becaril Director and one (1) Santana Investors’ Director. The Parties shall use commercially reasonable efforts to cause the Audit Committee as soon as possible following the Effective Date to (i) retain at least one external financial expert to advise the Audit Committee as to how to fulfill its mandate and (ii) disclose any recommendation or opinion provided by such external financial expert(s) in its reports to the Board.

2.6.	The Parties agree that the individuals they nominate to serve as directors of the Company shall not have been investigated, charged, indicted, accused, convicted or in any other way related to criminal offenses from serving in public company boards or management or failure to comply with securities regulations in any part of the world, including but not limited to fraud, financial crimes, insider trading, fraudulent bankruptcy proceedings, insolvency-related misconduct or corporate misconduct.

2.7.	If a vacancy on the Board is caused by the death, retirement, resignation or removal of any Shareholder Director on the Board, then the applicable Shareholders, having the right under this Agreement to propose a replacement of such Shareholder Director, shall, to the fullest extent permitted by this Section 2 and applicable Law, have the right to propose one (1) individual to be appointed to fill such vacancy for the remainder of the deceased, retired, resigned or removed, as applicable, Shareholder Director’s term.

2.8.	As of the Effective Date or as soon as practicably thereafter, the Parties shall exercise reasonable best efforts including by voting their Ordinary Shares, to cause the appointment of (i) a new Board comprised by the Shareholder Directors pursuant to this Section 2, and (ii) a new Audit Committee, a new Compensation Committee and a new Nominating Committee comprised by the Shareholder Directors pursuant to Section 2.5. The Parties shall exercise reasonable best efforts including by voting their Ordinary Shares, to cause the appointment of the three (3) Hoche Directors. For all other Shareholder Directors, the Investors shall exercise reasonable best efforts to cause such proposed individual to be appointed to the Board. The Parties shall exercise reasonable best efforts, including by voting their Ordinary Shares, to cause Mr. Alejandro Weinstein to continue as Chairman of the Board and to transition into the role of Executive Chairman of the Board for a term of at least twenty-four (24) months from the Effective Date with compensation commensurate with the background and experience of the Executive Chairman. The Parties agree that Mr. Alejandro Weinstein will not be part of management of the Company but will represent the Board on the Board’s interactions with management. The Executive Chairman will interact with, and supervise, the Chief Executive Officer of the Company to verify and ensure that all Board’s decisions are being properly implemented by the Company.

3.              Business Plan; Contribution to the Company’s Business Operations; Matters Requiring Special Approval.

3.1.	Business Plan. The Parties agree that a business plan shall be developed and approved by the new Board of Directors once constituted and, subsequently, in coordination with the newly appointed Chief Executive Officer. The Parties recognize that such a business plan, once adopted, may encompass financial and operational projections predicated upon current assumptions and prevailing market conditions. Until such approval, the Parties shall collaborate in good faith to define the strategic direction of the Company and ensure operational continuity. It is expressly understood that any business plan does not constitute a binding commitment or guarantee of specific results.

3.2.	Contribution to the Company’s Business Operations. The Chemo Investors through their Shareholder Directors or any other way that they deem convenient, shall exercise commercially reasonable efforts to actively contribute to the management and strategic development of the Company's business. This includes leveraging their industry expertise, insights into market trends, competitive analyses, and established relationships with potential customers and suppliers, as well as advising on the formation and structuring of management teams. Notwithstanding the foregoing, the Chemo Investors reserve the right, at their sole discretion, to withhold proprietary information and intellectual property rights. In addition, such contributions shall at all times comply with the applicable Law, including but not limited to antitrust and conflict of interests Laws applicable to their directors.

3.3.	Matters Requiring Special Approval. In addition to any vote or consent of the Board of Directors or the Shareholders required by the Articles of the Company and by the Applicable Law, the Parties shall exercise reasonable best efforts, including by voting their Ordinary Shares, to ensure that the following matters shall not be undertaken, and the Parties shall exercise reasonable best efforts to cause the Company to not enter into any commitment to effect such matters, without (i) the affirmative vote of all Parties hereto, if submitted to a Shareholders’ vote, and (ii) the favorable vote of all directors appointed by the Parties hereto, if submitted to the vote of the Board of Directors:

(a)               entering into, approving, or consummating any merger, consolidation, conversion, or spin-off involving the Company;

(b)               authorizing, approving, or effecting any liquidation, winding-up, bankruptcy, dissolution, or assignment for the benefit of creditors (or adopting a plan contemplating any of the foregoing), except as required by Applicable Law;

(c)               amending, modifying, restating, or repealing any provision of this Shareholders’ Agreement or the Company’s Articles;

(d)               issuing or authorizing the issuance of Bonus Shares (as defined in the Articles) or approving any employee stock option plan or other equity-based compensation arrangement;

(e)               issuing or authorizing the issuance of Ordinary Shares, equity interests, warrants or other convertible securities without giving effect to the shareholders’ preemptive rights;

(f)               amending the rights, privileges, or terms of exchange or conversion of Ordinary Shares, equity interests, warrants or other convertible securities;

(g)              entering into or effecting any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of shares of stock, or sale of assets) of any assets of the Company that are material to its business operations;

(h)              incurring any indebtedness, pledging or granting Liens on any assets, or guaranteeing, assuming, endorsing, or otherwise becoming responsible for the obligations of any other Person in excess of $15,000,000;

(i)                transferring, disposing of, or encumbering assets of the Company in excess of $15,000,000 (other than to an Affiliate);

(j)                undertaking any capital expenditures in excess of $15,000,000;

(k)               modifying, increasing, or decreasing the size or composition of the Board of Directors;

(l)                declaring, authorizing, or making any dividend payment or other distributions of equity reserves to Shareholders;

(m)              entering into or approving any transaction with related parties, except those conducted in the ordinary course of business and on an arm’s-length basis;

(n)              The appointment and/or removal of the Company’s external auditors, except in case the newly appointed auditor is one of the “big four” accounting firms;

(o)              changing the Company’s jurisdiction of incorporation or principal place of business; and

(p)              acquiring equity interests in any other legal entity for an amount exceeding $15,000,000.

For the avoidance of doubt, if the Parties hereto or the Directors appointed by them fail to reach an agreement on how to cast their votes in connection with this Section 3.3., or if a proposed action raises concerns regarding a potential conflict with the limitations and requirements set forth in Section 8(f),they shall refrain from casting their votes on such matter.

4.              Market Stand-Off Agreement. Each Party hereby agrees that, during the Standoff Period (as defined below), such Party shall not, without the prior written consent of the other Parties:

(a)               sell, assign, pledge, lend, offer, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares held by such Party as of the Effective Date or acquired thereafter; or

(b)              create, incur, or permit to exist any pledge, Lien, security interest, charge, or other encumbrance on any Ordinary Shares, other than as expressly permitted herein.

Notwithstanding the foregoing, transfers of Ordinary Shares to controlled Affiliates of a Party shall be permitted, provided that such transferee agrees in writing to be bound by the terms and conditions of this Agreement by means of executing and delivering a Joinder Agreement. For purposes of this Agreement, the “Standoff Period” shall mean the period commencing on the Effective Date and ending on the second (2nd) anniversary thereof. In order to enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates (or book-entry notations) representing the Ordinary Shares subject to this Section 4 and to impose stop transfer instructions with respect to such shares until the end of such period.

5.               Share Transfer and Co-Sale Rights.

5.1.	Restriction on Transfer of Shares.

5.1.1.        Upon the expiration of the Standoff period, a Shareholder (the “Selling Shareholder”) may transfer its Ordinary Shares subject to the procedures set forth in this Section 5. For purposes of this Section 5, the term “Ordinary Shares” shall be deemed to include any equity interest in the Company, right to purchase Ordinary Shares, and all securities exchangeable for or convertible into Ordinary Shares.

5.1.2.        Each other Party (excluding the Selling Shareholder) shall have the right, at its sole election, to either: (a) exercise its Right of First Refusal under Section 5.2.; or (b) exercise its Tag-Along Rights under Section 5.3.

5.1.3.        If, after compliance with Section 5.2. and Section 5.3., the Selling Shareholder transfers any or all of its Ordinary Shares to a third-party acquirer who is not already a party to this Agreement, such transferee shall be required, as a condition precedent to such transfer, to execute and deliver a Joinder Agreement agreeing to be bound by the terms and conditions of this Agreement.

5.1.4.        Any transfer or attempted transfer of any Ordinary Shares in violation of this Agreement shall be null and void, no such transfer shall be recorded on the Company’s books, and the purported transferee in any such transfer shall not be treated (and the purported transferor shall continue be treated) as the owner of such shares for all purposes of this Agreement and the governing documents of the Company.

5.2.	Right of First Refusal.

5.2.1.          Right to Purchase. If, after the expiration of the Standoff Period, a Selling Shareholder receives a bona fide offer from a third-party acquirer (the “Third-Party Offer”) to purchase any or all of its Ordinary Shares (the “Offered Shares”), and the Selling Shareholder desires to transfer the Offered Shares, then the Selling Shareholder must first offer the Offered Shares to each other Party (the “Offerees”) in accordance with the provisions of this Section 5.2.

5.2.2.          Transfer Notice. Upon receiving a Third-Party Offer, the Selling Shareholder shall deliver a written notice (the “Transfer Notice”) to the Offerees which shall include:

(a)               the number of Offered Shares;

(b)              the price per Ordinary Share and other material terms and conditions of the Third-Party Offer, including the form of consideration and payment terms; and

(c)               the identity of the proposed third-party acquirer, including its ultimate beneficial owners.

The Transfer Notice shall constitute an irrevocable offer to sell the Offered Shares to the Offerees on the same terms and conditions as those specified in the Third-Party Offer.

5.2.3.          Exercise of Right to Purchase. Each Offeree shall have a period of twenty (20) days from the date of receipt of the Transfer Notice (the “Offer Period”) to elect, by written notice to the Selling Shareholder, to purchase all of the Offered Shares on the terms and conditions specified in the Transfer Notice. If multiple Offerees elect to purchase the Offered Shares, such shares shall be allocated among the accepting Offerees on a pro rata basis pursuant to their respective ownership percentages in the Company or as otherwise agreed among them.

5.2.4.          Completion of Transfer and Enforcement. If the Offerees elect to purchase all of the Offered Shares, upon payment of the purchase price for the Offered Shares, the Selling Shareholder shall be bound to transfer such shares to the accepting Offerees in accordance with the allocation agreed by the multiple Offerees, if applicable.

5.2.5.          Sale to Third Party. If the Offerees do not elect to purchase all of the Offered Shares within the Offer Period, the Selling Shareholder may, for a period of ninety (90) days following the expiration of the Offer Period (the “Sale Window”), transfer the remaining Offered Shares to the third-party acquirer, provided that:

(a)               if no Offerees elect to purchase any of the Offered Shares, the Selling Shareholder may not sell less than all of the Offered Shares;

(b)               the transfer shall not be made at a price lower or on terms more favorable than those set forth in the Transfer Notice;

(c)               the Selling Shareholder shall ensure that the third-party acquirer complies with any applicable provisions of this Agreement, including, without limitation executing and delivering a Joinder Agreement as a condition precedent to the transfer, thereby agreeing to be bound by the terms and conditions of this Agreement; and

(d)               if the Selling Shareholder does not complete the transfer of the Offered Shares within the Sale Window, any subsequent transfer of such Offered Shares shall once again be subject to the provisions of this Right of First Refusal or, at the election of the other Parties, the Tag-Along Rights under Section 5.3.

5.3.	Tag-Along Rights.

5.3.1.           Right to Participate in a Sale. If, after the expiration of the Standoff Period, any Selling Shareholder proposes to transfer any of its Ordinary Shares in the Company to a third-party acquirer (the “Proposed Transferee”), whether in a single transaction or a series of related transactions, each other Party (the “Tag-Along Shareholders”) shall have the right, at its election, to require the Selling Shareholder to cause the Proposed Transferee to purchase a pro rata portion of the Tag-Along Shareholder’s Ordinary Shares on the same terms and conditions as those applicable to the Selling Shareholder (the “Tag-Along Sale”).

5.3.2.         Tag-Along Notice. Prior to consummating any Tag-Along Sale, the Selling Shareholder shall deliver a written notice (the “Tag-Along Notice”) to each Tag-Along Shareholder, which shall include:

(a)               the number of Ordinary Shares the Selling Shareholder proposes to sell in the Tag-Along Sale;

(b)               the price per Ordinary Shares and other material terms and conditions of the proposed sale; and

(c)               the identity of the Proposed Transferee, including its ultimate beneficial owners.

5.3.3.         Exercise of Tag-Along Rights. Each Tag-Along Shareholder shall have the right, but not the obligation, to participate in the Tag-Along Sale by delivering a written notice (the “Tag-Along Exercise Notice”) to the Selling Shareholder within ten (10) days after its receipt of the Sale Notice (the “Tag-Along Period”) stating: (i) its election to participate in the Tag-Along Sale on the terms and conditions set forth in the Tag-Along Notice and in accordance with this Section 5.3. and (ii) the number of Ordinary Shares it is offering to sell in such Tag-Along Sale. The Tag-Along Shareholders may elect to sell a pro rata portion of their Ordinary Shares, calculated based on their respective ownership percentages in the Company relative to the Selling Shareholder.

The Selling Shareholder shall use commercially reasonable efforts to include in the Tag-Along Sale, all Ordinary Shares that the participating Tag-Along Shareholders have offered to sell pursuant to their Tag-Along Notice, it being understood that the Proposed Transferee shall not be required to purchase any Ordinary Shares in excess of the number of Ordinary Shares set forth in the Tag-Along Notice. In the event the Proposed Transferee elects to purchase less than all of the Ordinary Shares sought to be sold by the Selling Shareholder and the participating Tag-Along Shareholders in the Tag-Along Sale, the number of Ordinary Shares to be sold to the Proposed Transferee by the Selling Shareholder and the participating Tag-Along Shareholder shall be reduced on a pro rata basis to the number of Ordinary Shares that each such shareholder proposed to sell in such Tag-Along Sale so that the aggregate number of Ordinary Shares to be sold by the Selling Shareholder and the participating Tag-Along Shareholders equals the aggregate number of Ordinary Shares that the Proposed Transferee is willing to purchase (which in no event may be less than the number of Shares set forth in the Tag-Along Notice).

5.3.4.        Terms of Sale. The Selling Shareholder and each participating Tag-Along Shareholder shall sell their Ordinary Shares to the Proposed Transferee on the same terms and conditions (including the same price per share and form of consideration) as set forth in the Tag-Along Notice.

5.3.5.        Failure to Exercise Tag-Along Rights. If a Tag-Along Shareholder does not deliver a Tag-Along Exercise Notice within the required timeframe, such shareholder shall be deemed to have waived its tag-along rights for that specific transaction, and the Selling Shareholder shall be free to sell its Ordinary Shares to the Proposed Transferee on the terms specified in the Tag-Along Notice, subject to compliance with Section 5.2. (Right of First Refusal).

5.3.6.        Sale to Third Party. If the Offerees do not elect to exercise their Tag-Along Rights within the Tag-Along Period and their Right of First Refusal within the Offer Period, then the Selling Shareholder shall have ninety (90) days, following the expiration of the Offer Period, to sell the Offered Shares to the Proposed Transferee, provided that:

(a)               the transfer shall not be made at a price lower or on terms more favorable than those set forth in the Tag-Along Notice;

(b)              the Selling Shareholder shall ensure that the Proposed Transferee complies with all applicable provisions of this Agreement, including, without limitation, executing and delivering a Joinder Agreement as a condition precedent to the transfer, thereby agreeing to be bound by the terms and conditions of this Agreement;

(c)               if the Selling Shareholder does not complete the transfer of the Offered Shares within the ninety (90) day period, any subsequent transfer of such Offered Shares shall once again be subject to the provisions of this Tag-Along Right under this Section or, at the election of the other Parties, the Right of First Refusal under Section 5.2.

5.3.7.           Sales in Violation of Tag-Along Rights. Any sale of Ordinary Shares by the Selling Shareholder in violation of this Section 5.3 shall be deemed null and void, and the Selling Shareholder shall be required to offer to purchase, at the same price and on the same terms as the original sale, the number of Ordinary Shares that the Tag-Along Shareholders would have had the right to sell under this Section.

6.              Exit Transaction.

6.1.	Obligation to Pursue Exit Transaction. The Parties agree to use commercially reasonable efforts to pursue a transaction that results in the sale, transfer, or disposition of 100% of their Ordinary Shares and any other interests held in the Company in a single transaction and on the same terms (the “Exit Transaction”), upon the occurrence of any of the triggering events set forth in Section 6.2. The Parties shall cooperate in good faith to maximize the value of the Exit Transaction.

6.2.	Initiation of Exit Process. The Parties shall initiate the process to pursue an Exit Transaction upon the earlier of:

(a)               the fifth (5th) anniversary of the Effective Date; or

(b)               the Company and its subsidiaries achieving an annual consolidated EBITDA of $75 million in a calendar year.

Upon the occurrence of either event, the Parties shall engage in a structured process to identify and negotiate an Exit Transaction in accordance with this Section 6.

6.3.	Good Faith Cooperation. Each Party shall act in good faith and cooperate fully in identifying, evaluating, negotiating, and consummating the Exit Transaction, including, where appropriate, engaging investment banks, financial advisors, legal counsel, and other professional service providers to facilitate such a transaction, at the cost of the Company. The Parties shall cause the Company to provide reasonable access to relevant information necessary for due diligence of interested third parties, subject to customary confidentiality obligations.

6.4.	No Unilateral Obstruction. No Party shall take or fail to take any action that is intended to, or would reasonably be expected to, frustrate, delay, obstruct, or otherwise prevent the consummation of an Exit Transaction in compliance with this Section 6. Each Party shall act in a commercially reasonable manner to facilitate the transaction and shall not impose unreasonable conditions or demands that could jeopardize its completion.

7.               Assurances.

7.1.	The Parties agree that they shall (and shall cause their respective Affiliates to) cooperate in facilitating any action or right described in or required by this Agreement. Without limiting the generality of the foregoing, the Parties further agree that they shall, to the maximum extent permitted by applicable Law:

(a)               cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all Ordinary Shares that the Parties or their respective Affiliates, as applicable, (x) beneficially own and have the power to vote or cause the voting of and (y) as applicable, holds proxies or powers of attorney, as the case may be, and take all other actions necessary to: (1) give effect to the provisions of this Agreement; and (2) ensure that the Articles facilitate and do not at any time contravene, conflict with, or result in any violation or breach of, or otherwise frustrate, any provision of this Agreement;

(b)               cause to be counted as present for purposes of establishing a quorum and to vote (or cause to be voted) all Ordinary Shares that the Parties or their respective Affiliates, as applicable, (x) beneficially own and have the power to vote or cause the voting of or (y), as applicable, holds proxies or powers of attorney, as the case may be, and take all actions to oppose any action or proposal that is reasonably likely to impair, delay, frustrate or otherwise serve to interfere with any provision of this Agreement (including removing or supporting the removal of any director);

(c)               not (x) solicit proxies or become a participant in any solicitation of proxies, or (y) cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt, in each case, that is reasonably likely to impair, delay, frustrate or otherwise serve to interfere with any provision of this Agreement;

(d)              the Parties shall ensure that the Company shall (and shall cause its controlled Affiliates) to the maximum extent permitted by applicable Law:

(i)                 take all actions necessary to: (1) give effect to the provisions of this Agreement (such as (x) including each Shareholder Director that is nominated in accordance with the terms of this Agreement by the Shareholders as part of the slate that is included in any proxy statement (or similar document) of the Company in respect of any General Meeting at which directors are to be elected, and (y) supporting the election of such Shareholder Director in a manner substantially similar to the support it provides to any other individual standing for election as a director as part of the Company’s slate of directors and (2) submit proposals to the General Meeting of any other amendment, modification or supplement to the Articles to ensure that the Articles do not at any time contravene, conflict with, or result in any violation or breach of, or otherwise frustrate any provision of this Agreement;

(ii)               take all actions to oppose: (1) any action or proposal that is reasonably likely to impair, delay, frustrate or otherwise serve to interfere with any provision of this Agreement (including (x) supporting the removal of any Shareholder Director except at the direction of the applicable Shareholders as provided in this Agreement; or (z) nominating a number of director nominees for any election of directors that exceeds the number of directors to be elected at any General Meeting or otherwise impairing, delaying, frustrating or otherwise interfering with the rights of the parties set forth in this Agreement), and (2) any amendment, modification or supplement of the Articles that would contravene, conflict with, result in any violation or breach of any provision or otherwise frustrate any provision of this Agreement; and

(iii)             not (1) solicit proxies or participate in a solicitation, (2) assist any Person in taking or planning any action or (3) cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt, in each case, that is reasonably likely to impair, delay, frustrate or otherwise serve to interfere with any provision of this Agreement (including the rights of the Shareholders set forth in this Agreement).

8.                   Representations and Warranties. Each Party, severally and not jointly, represents and warrants to each other Party that:

(a)               Such Party is duly organized, validly existing, and in good standing under the laws of its place of organization.

(b)               Such Party has full capacity and power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. For each such Party, the execution and delivery of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby have been duly authorized by all requisite action of such Shareholder. Such Party has duly executed and delivered this Agreement.

(c)               This Agreement constitutes the legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby require no action by, or in respect of, or filing with, any Governmental Authority.

(d)              The execution, delivery, and performance by such Party of this Agreement and the consummation of the transactions contemplated hereby do not: (i) conflict with or result in any violation or breach of any provision of any of the governing documents of such Party; (ii) conflict with or result in any violation or breach of any provision of any Applicable Law; or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the shareholder is a party.

(e)              Except for this Agreement and as set forth in Section 8(f), such Party has not entered into an shall not enter into any other agreements or arrangements that conflict with its obligations under this Agreement, including agreements relating to the acquisition, disposition, or voting of the Ordinary Shares, whether with the Company or any other party.

(f)                The Parties acknowledge that Hoche is subject to certain limitations in connection with casting the votes of its shares under that certain Nomination and Voting Agreement dated November 29, 2024 entered into by and between: (i) Hoche; and, (ii) Caoton Company, S.A., acting as trustee to the Sognatore Trust, a trust organized under the laws of New Zealand; Commonwealth Trust Company, acting as trustee to the Simphony Trust, a trust organized under the laws of the State of Delaware, United States of America; and Commonwealth Trust Company, acting as trustee to the Deseja Trust, a trust organized under the laws of the State of Delaware, United States of America (the “Minski Shareholders Agreement”). For the avoidance of doubt, the Parties agree that nothing in the Minski Shareholders Agreement shall be construed to impose any obligations upon any Investor (or the  Directors nominated by any Investor) to the Minski Shareholders, and any limitation imposed on Hoche pursuant to the Minski Shareholder Agreement shall not relieve, limit, or otherwise affect Hoche’s obligations under this Agreement.

(g)               Subject to the other provisions of this Agreement, the representations and warranties contained herein shall survive the execution of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof).

9.              No Liability for Election of Designated or Approved Directors. No Party, nor any Affiliate of any Party, shall have any liability as a result of designating or approving a person for election as a director for any act or omission by such designated or approved person in such person’s capacity as a director of the Company, nor shall any Shareholders have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

10.            Term and Termination. Notwithstanding anything in this Agreement to the contrary, unless earlier terminated by the agreement of the Parties, this Agreement shall terminate and be of no further force or effect upon the earliest to occur of: (a) all Parties ceasing to be Shareholders of the Company; or (b) this Agreement shall also automatically terminate with respect to any such Shareholder at such time as that Party holds shares representing 10% or less of the total issued and outstanding shares of the Company, in which case this Agreement shall no longer apply to such Party (except for the rights granted under Section 5.3) but shall remain in full force and effect with respect to the remaining Parties. No termination under this Agreement shall relieve any Person of liability for any breach of this Agreement that occurred prior to such termination. For purposes of this Section 10, Chemo and Becaril shall be deemed to constitute a single Shareholder and the same Party, meaning that their shareholdings in the Company shall be aggregated and treated as a single shareholding. Similarly, for purposes of this Section 10, Flying Fish Ventures, ST Commercial and Santana shall be deemed to constitute a single Shareholder and the same Party, meaning that their shareholdings in the Company shall be aggregated and treated as a single shareholding.

11.            Miscellaneous.

11.1.	Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to Hoche, to:

58, rue Charles Martel,

L-2134 Luxembourg, Luxembourg,

Grand Duchy of Luxembourg

Attention: Peter Egan, Director; peter.egan@stonehagefleming.com if to Chemo, to:

Via Ferruccio Pelli 17,

6900 Lugano, Switzerland,

Attention: Hector Garcia; Hector.Garcia@ChemoLugano.com

CC: legal.notices@insudpharma.com

CC: Xavier Ruiz, Esq.; xavier.ruiz@rclawus.com

if to Becaril, to:

Paraguay 1246,

Montevideo, Uruguay

Attention: Fernando Moreira; fmoreira@urufarma.com.uy; and Verónica Lopez; vlopez@urufarma.com.uy if to Flying Fish Ventures, to:

Isidora Goyenechea

3645, piso 7,

Las Condes,

Santiago, Chile

Email: carnolds@ffv.cl

if to ST Commercial, to:

Av. El Bosque Norte,

0177, piso 14,

Las Condes,

Santiago, Chile

Attention: Tomas Hurtado; thurtado@santana.cl

if to Santana, to:

Fox Horan & Camerini LLP.

885 3rd Avenue

17th Floor

New York, NY 10022

Attention: Ezequiel A. Camerini

Email: eacamerini@foxlex.com

Any Party may change its address for notice at any time and from time to time by written notice to the other Parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 11.1.

11.2.	Amendment. The terms and provisions of this Agreement may only be amended, modified or waived at any time and from time to time by a writing executed by the Shareholders.

11.3.	Successors and Assigns. The rights and obligations of each Party hereto may not be assigned, in whole or in part, without the written consent of the Shareholders (except as provided in Section 4); provided, further, that such assignee shall only be admitted as a Party hereunder upon its, his or her execution and delivery of a Joinder Agreement agreeing to be bound by the terms and conditions of this Agreement as if such Person were a party hereto (together with any other documents the assigning party and the Shareholders determine are necessary or desirable to make such Person a party hereto), whereupon such Person will be treated as a party for all purposes of this Agreement, with the same rights, benefits and obligations hereunder as the corresponding assigning party.

11.4.	Binding Effect. Except as otherwise provided in this Agreement, the terms and provisions of this Agreement shall be binding on and inure to the benefit of each of the Parties hereto and their respective successors and permitted assigns.

11.5.	No Third-Party Beneficiaries. With the exception of the Company, which shall be a third-party beneficiary under this Agreement, nothing in this Agreement, express or implied, is intended or shall be construed to confer upon any other Person not a party hereto any right, remedy or claim under or by virtue of this Agreement.

11.6.	Governing Law; Jurisdiction. This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the law of the State of New York, without regard to the principles of conflicts of law thereof. The Parties hereby irrevocably and unconditionally submit to the jurisdiction of the federal or state courts located in the City of New York, Borough of Manhattan to settle any dispute which may arise out of or in connection with this Agreement. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

11.7.	Entire Agreement. This Agreement set forth the entire agreement among the Parties hereto with respect to the subject matter hereof. Any prior agreements or understandings among the Parties hereto regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

11.8.	Severability. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

11.9.	Remedies. In addition to being entitled to exercise all rights provided herein or granted by law or equity, including recovery of damages, each of the Shareholders will be entitled to specific performance under this Agreement. The Parties agree that monetary damages may not be an adequate remedy for any breach of obligations contained in this Agreement and hereby agree that any Party shall be entitled to seek equitable or injunctive relief, including specific performance.

11.10.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, portable document format (.pdf) or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Page Follows]

HOCHE PARTNERS PHARMA HOLDING S.A.

/s/ Diogo Magalhaes		/s/ Lambertus Brand
(Signature)
Name:	Diogo Magalhaes	Name:	Lambertus Brand
Title:	Director	Title:	Director

CHEMO PROJECT S.A.

/s/ Nicola Carlo Antonio Wicki
(Signature)
Name:	Nicola Carlo Antonio Wicki
Title:	Legal Representative

BECARIL S.A.

/s/ Jian José Etcheverrito Oldrino
(Signature)
Name:	Jian José Etcheverrito Oldrino
Title:	President

FLYING FISH VENTURES L.P.

/s/ Cristian Arnolds
(Signature)
Name:	Cristian Arnolds
Title:	Attorney-in-Fact

[Signature page to Shareholder Nomination and Voting Agreement]

SAINT THOMAS COMMERCIAL S.A.

/s/ Leonidas Vial Echeverría
(Signature)
Name:	Leonidas Vial Echeverría
Title:	Chairman

SANTANA S.A.

/s/ Leonidas Vial Echeverría
(Signature)
Name:	Leonidas Vial Echeverría
Title:	Chairman

[Signature page to Shareholder Nomination and Voting Agreement]

SCHEDULE A

PARTIES

Investor Name	Number of Ordinary Shares	Percentage (as of the Effective Date)
Hoche Partners Pharma Holding S.A.	626,495,816	30.43%
Chemo Project S.A.	305,309,149	14.83%
Becaril S.A.	305,309,149	14,83%
Flying Fish Ventures L.P.	454,857,004	22.09%
Saint Thomas Commercial S.A.	79,481,644	3.86%
Santana S.A.	80,341,644	3.90%

SCHEDULE B

FORM OF JOINDER AGREEMENT

[Attached]

JOINDER AGREEMENT

Reference is hereby made to that certain Shareholder Nomination and Voting Agreement (the “Shareholders Agreement”), dated as of April 7, 2025, among:

1.	Hoche Partners Pharma Holding S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg with its registered office at 58, rue Charles Martel, L-2134 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B206416 (“Hoche”);

2.	Chemo Project S.A., a Swiss corporation (società anonima) with its registered office at Via Ferruccio Pelli 17, 6900 Lugano, Switzerland, (“Chemo”);

3.	Becaril S.A., a Uruguayan limited liability company (sociedad anónima) with its registered office at Paraguay 1246, Montevideo, Uruguay, (“Becaril” and collectively with Chemo, the “Chemo Investors”);

4.	Flying Fish Ventures L.P., a Canadian limited partnership with its registered office at Isidora Goyenechea 3642, piso 5, Las Condes, Santiago, Chile, (“Flying Fish Ventures”);

5.	Saint Thomas Commercial S.A., a Panamanian corporation (sociedad anónima) with its registered office at PH Arifa, Piso 9 and 10, Boulevard Oeste, Santa María Business District Panamá, Republic of Panama, (“ST Commercial”); and

6.	Santana S.A., a Chilean corporation sociedad anónima) with its registered office at Vicuña Mackenna 7255, of. 507, La Florida, RM, Chile, (“Santana” and together with Flying Fish Ventures and ST Commercial, the “Santana Investors”, and the Santana Investors collectively with the Chemo Investors, the “Investors” and each an “Investor”, and collectively with Hoche, the “Parties”).

Pursuant to and in accordance with Section 11.3 of the Shareholders Agreement, the undersigned hereby agrees that upon execution and delivery of this Joinder Agreement, the undersigned shall become a party to the Shareholders Agreement as a Shareholder and a Party (as both terms are defined in the Shareholders Agreement) for all purposes thereunder and shall be fully bound by, and subject to, all of the terms, conditions, and provisions of the Shareholders Agreement applicable to Shareholders and Parties thereunder as though an original party thereto.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Shareholders Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of [●].

[TRANSFEREE NAME, IF ENTITY]

By:
Name:
Title:

Mailing Address:
Email Address:

OR

[TRANSFEREE NAME, IF INDIVIDUAL]

Mailing Address:
Email Address: ]